Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    Claude begins Red Lake drill program

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Nov. 29 /CNW Telbec/ - Claude Resources Inc. ("Claude"),
(TSX:CRJ; AMEX:CGR) is pleased to announce commencement of a surface exploration program for its 100%-owned Madsen gold property in the Red Lake area of northwestern Ontario, Canada.
    A 10,000 metre (33,000 feet) surface core drill program is expected to begin December 1 and is designed to focus on definition drilling of the main stringer envelope of mineralization intersected in the Treasure Box zone,
2.4 kilometres (1.5 miles) north of the Madsen mine complex. The zone was discovered in 2002 and given the name due to nuggety visible gold present in drill core.
    The Treasure Box zone is characterized by quartz-tourmaline-sulphide stringers and veins 1 to 20 centimetres wide (0.5 to 8 inches). These appear to have been emplaced as late-stage brittle fracture fillings in unaltered mafic metavolcanic rocks and are considered to represent the uppermost brittle deformation portion of an Archean gold system.
    A total of 27 exploration-stage holes were drilled by Placer Dome from
2002 to 2004 under an Option agreement with Claude Resources. Of these, 21 returned over 80 intercepts grading 2.0 to 116.0 grams per tonne (0.06 to
3.70 ounces per tonne), mainly over 0.3 metres (1 foot). These results were reported in a February 11, 2004 press release and is available on Claude's website at www.clauderesources.com.
    The Madsen exploration program will be under the direction of qualified person Judy Stoeterau, P.Geo., Exploration Manager for Claude.

    The Madsen property comprises over 4,000 hectares (10,000 acres) of contiguous claims and contains the Madsen mine shaft, mill and permitted tailings pond. The Madsen mine was the third largest gold producer in the Red
Lake camp, after the Campbell and Red Lake mines, now owned by Goldcorp.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Judy Stoeterau, P.Geo., Exploration Manager,
(306) 668-7505, (306) 668-7500 Fax, clauderesources(at)clauderesources.com;
Renmark Financial Communications Inc.: Neil Murray-Lyon,
nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:11e 29-NOV-06